Ron Mayo
Vice President, Chief Financial Officer and Treasurer
(563) 383-2557
ron.mayo@lee.net

August 29, 2016

Ms. Melissa Raminpour
Branch Chief
Securities and Exchange Commission

Re:    Lee Enterprises, Incorporated
Form 10-K for the year ended September 27, 2015
Filed December 11, 2015
File No. 001-06227

Dear Ms. Raminpour:

Set forth below is the response of Lee Enterprises, Incorporated (“Lee” or the “Company”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) asked during a phone conversation dated August 11, 2016 about the Company's correspondence with the Commission dated June 20, 2016 relating to the Company’s Form 10-K for the Fiscal Year Ended September 27, 2015 filed December 11, 2015.

In the course of the phone conversation, the Staff had two questions related to the Company's Critical Accounting Policies disclosure of goodwill and other intangible assets:

First, the Staff inquired as to whether the Company performed a market capitalization reconciliation as part of the impairment analysis described in our prior responses.

As discussed in our previous letters, we performed our goodwill step 2 analysis. Our analysis is consistent with the guidance in ASC 350-20-35-14, “The implied fair value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination.” We used this guidance to assess the overall reasonableness of the business enterprise value ascribed during our step 2 analysis. As we described on the call, the Company performed a market capitalization reconciliation as part of our goodwill impairment analysis. Due to the volatility of the Company's stock price from the date of our annual valuation through our year end, a market capitalization reconciliation was performed at different points in time. As of the annual impairment testing date (June 29. 2015, the end of our fiscal 3rd quarter), Lee’s stock price was $3.19 per share. When comparing the computed business enterprise value used in the goodwill impairment valuation to the market capitalization at that date, it resulted in an implied control discount of 16.7%. We performed a similar analysis as of October 5, 2015, shortly after 2015 fiscal year-end. At that point our stock price was $2.32 per share. When comparing the computed business enterprise value to our market capitalization at that date, it resulted in an implied control premium of 14.5%. We compared the implied control premium/discount to the only recent public company market transaction to assess the reasonableness of the business enterprise value used in our analysis. Based upon our review of a recent market transaction (the Journal Media Group acquisition by Gannett, which was announced on 10/7/15) we noted that Gannett paid a 45% premium over the prevailing market capitalization as of the acquisition announcement date to acquire Journal Media Group. The implied control premium in our analysis was lower than the control premium noted in that recent transaction, which suggests a market participant would be willing to pay a higher control than what is implied in our analysis. This further supports our conclusion that there was no impairment of goodwill at our valuation date or at our fiscal year end date.

Second, the Staff inquired whether the Company assessed long-lived assets for impairment under Accounting Standards Codification ("ASC") 360-10-35 and asked for the results of that assessment.

When we determined it was necessary to perform a step 2 goodwill test, we also considered that the carrying amounts within our asset groups may not be recoverable, as discussed in ASC 360-10-35-21. Prior to performing the goodwill impairment exercise, the Company reviewed its long-lived assets for impairment under the guidance ASC 360-10-35. This assessment was performed at an asset group level, as opposed to the goodwill impairment valuation which was done on a reporting unit level. Consistent with ASC 360-10-35-23 and 24, we determined each newspaper represents an asset group as this represents the lowest level for which identifiable cash flows are largely independent of other cash flows of other assets and liabilities. In addition to the individual newspaper asset groups, we also have a corporate asset group. We determined the primary assets in each newspaper asset group to be the advertiser list. Our impairment test first involved a cost recovery test where we compared the carrying value of each asset group to the sum of its undiscounted cash flows from operations over the remaining useful life of the primary asset in the asset group, as discussed in ASC 360-10-35-31. The undiscounted cash flows used in the analysis for each respective asset group were the subset of cash flows used in determining our business enterprise value for purposes of the goodwill assessment. The second step computes the fair market value of the asset group and compares it to its carrying value. The result of the analysis was that the Company's long-lived assets were not impaired.

***********

In connection with the response to this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (563) 383-2557.

Sincerely,

/s/ Ronald A. Mayo
Ronald A. Mayo
Vice President, Chief Financial Officer and Treasurer